Exhibit 99.4

SPECTRUM GROUP INTERNATIONAL, inc.

19,717,023 SHARES OF COMMON STOCK

ISSUABLE UPON EXERCISE OF SUBSCRIPTION RIGHTS

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00P.M. NEW YORK CITY TIME

ON [•], 2012, SUBJECT TO EXTENSION OR EARLIER TERMINATION.

To Our Clients:

We are sending this letter to you because we hold shares of Spectrum Group International, Inc. (the “Company”) common stock, par value $0.01 per share (the “Common Stock”) for you. The Company has commenced a rights offering of up to an aggregate of 19,717,023 shares of its Common Stock at a subscription price of $1.90 per share of Common Stock (the “Subscription Price”), for up to an aggregate purchase price of $37.5 million in cash, pursuant to the exercise of transferable subscription rights (the “Subscription Rights”) distributed to all holders of record of shares of the Common Stock as of [•], 2012. The Subscription Rights are described in the Company’s prospectus, dated [•], 2012 (the “Prospectus”), and evidenced by a subscription certificate (the “Subscription Certificate”) registered in your name or in the name of your nominee.

The Company has distributed one Subscription Right for each share of Common Stock outstanding on [•], 2012. Each Subscription Right entitles the holder to purchase 1.4 shares of Common Stock at the Subscription Price (the “Basic Subscription Right”). Subject to the allocation described below, each Subscription Right also grants the holder an oversubscription right to purchase additional shares of Common Stock that are not purchased by other rights holders pursuant to their Basic Subscription Rights (the “Oversubscription Right”). Holders are entitled to exercise their Oversubscription Right only if they exercise their Basic Subscription Right in full. The Company will not issue fractional shares, but rather will round down the aggregate number of shares holders are entitled to receive to the nearest whole number.

If you wish to exercise your Oversubscription Right, you should indicate the number of additional shares that you would like to purchase in the space provided on the enclosed Beneficial Owner Election Form. When you send in that form, you must also send the full purchase price, which shall be paid in cash, for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your Basic Subscription Right). If an insufficient number of shares is available to fully satisfy all Oversubscription Right requests, the available shares will be distributed proportionately among holders who exercise their Oversubscription Right based on the number of shares each such holder subscribed for under the Basic Subscription Right. The subscription agent will return any excess payments by mail without interest, or deduction, in the form in which made, promptly after the expiration of the subscription period. See “The Rights Offering—Subscription Rights—Oversubscription Rights” in the Prospectus.

The Subscription Rights are evidenced by Subscription Certificates. Should you choose not to exercise your Subscription Rights, you may sell, or otherwise transfer, your Subscription Rights by endorsing the reverse side of the Subscription Certificate and having your signature guaranteed by an eligible guarantor institution. Subscription Rights are also transferable by operation of law (for example, upon the death of the recipient). However, we reserve the right to reject, in whole or in part, any subscription tendered in the rights offering other than subscriptions tendered by our existing shareholders as of the record date pursuant to their Basic Subscription Rights.

We are (or our nominee is) the holder of record of Common Stock held by us for your account. We can exercise your Subscription Rights only if you instruct us to do so.

We request instructions as to whether you wish to have us exercise the Subscription Rights relating to the Common Stock we hold on your behalf, upon the terms and conditions set forth in the Prospectus.

We have enclosed your copy of the following documents:

1.	Letter to Shareholders from the Company;

2.	Prospectus;

3.	Instructions for Use of Spectrum Group International, Inc. Subscription Certificate; and

4.	Beneficial Owner Election Form.

The Subscription Rights will expire if not exercised by 5:00 p.m., New York City time, on [•], 2012, subject to extension or earlier termination (the “Expiration Date”). Any Subscription Rights not exercised prior to the Expiration Date will expire and will have no value. Any subscription for shares of Common Stock in the rights offering made hereby is irrevocable.

The materials enclosed are being forwarded to you as the beneficial owner of Common Stock carried by us in your account but not registered in your name. Exercises of Subscription Rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the rights offering.

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” included herewith.

If you have any questions concerning the rights offering, please contact the Company at Spectrum Group International, Inc., 1063 McGaw, Irvine, CA 92614 or by telephone at (949) 748-4800.

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